October 15, 2007

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attention:  Daniel Morris, Attorney Advisor
Re:         Southwest Airlines Co.
Schedule 14A
Filed April 5, 2007
File Number: 001-07259

Dear Mr. Morris:

On behalf of Southwest Airlines Co. (the “company”), set forth below are our responses to the comments of the staff of the Securities and Exchange Commission in its letter dated August 21, 2007, with respect to the company’s definitive proxy statement filed on April 5, 2007.  For ease of reference, we have reproduced below the full text of the staff’s comments, each of which is followed by the company’s response.

Compensation Committee, page 4

1.  Please expand your disclosure to discuss in greater detail the compensation committee and board of directors’ responsibilities with respect to setting CEO and senior executive compensation.  Refer to Item 407(e)(3)(i) of Regulation S-K.

Response:

In the future, we will add disclosure in the Compensation Discussion & Analysis about the role of the compensation committee, as set forth in the compensation committee’s charter and described on page 4 of the proxy statement.  Please note that the company has an extraordinarily simple compensation program.

2.  We note that the company retains compensation consultants to assist the compensation committee.  Please revise your discussion of the functions performed by your compensation consultants to address the nature and scope of each consultant’s assignment, including its role in determining and recommending compensation, and any other material elements of the consultant’s functions.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response:

The company will attempt to more clearly convey the nature of its use of consultants in future filings.

U.S. Securities and Exchange Commission
October 15, 2007

         The company’s proxy statement disclosure reflects the fact that compensation consultants have typically been used by the company and the compensation committee more as a resource for market information than for the purpose of making formal recommendations or determinations regarding executive compensation.  Because of the nature of the company’s use of consultants, the related engagements are not necessarily as defined in nature and scope as traditional executive consultant arrangements.   Rather, information is obtained from consultants and then used

(i) by the compensation committee directly (for example, as noted on page 23, “[t]he Committee relied on information supplied by an independent consultant in determining that Mr. Kelly’s cash compensation for the three-year period covered by his employment contract was significantly below the market midpoint for comparable positions at the time in question”); or

(ii) by the company’s human resources department, which may in turn provide its own analyses to the compensation committee (for example, as noted on page 5, “[f]rom time to time, the Company, through its human resources department, also retains other consultants in connection with the design of compensation plans and programs that may impact executive officer compensation”);  or

(iii) by management, on an ad hoc or more general basis (for example, as noted on page 5, “[a]s part of the review of the Company’s compensation practices discussed below under ‘Compensation Discussion and Analysis,’ the Company requested input from Mercer Human Resource Consulting, ISS Corporate Services, Inc., and Georgeson Inc.”).

Nominating and Corporate Governance Committee, page 5

3.  Please explain the company’s policy with respect to the appropriate mix of cash and equity in director compensation.  The third-to-last sentence in this section, which refers to the impact of the company’s “unique culture” on equity-related compensation decisions, is unclear.

Response:

The company will clarify this disclosure in future filings.  The company intends to include a discussion of director compensation in the Compensation Discussion and Analysis section in future filings.   The company has historically incorporated equity as a significant component of all of its Employees’ compensation, as well as the compensation of the Board of Directors.  This reflects a “pay-for-performance” philosophy and an egalitarian culture.  The company believes that its use of equity has been somewhat unique. As noted elsewhere in the proxy statement, the company has been evaluating its overall compensation structure, in part due to the limited number of shares that are available for future compensatory purposes, and in part due to the Board’s and management’s consideration of the company’s highly unionized work force.

Certain Relationship and Related Transaction, and Director Independence, page 6

4.  Please expand the discussion of your related party transaction policies.  Your disclosure should address, among other things, the types of transactions covered and the standards to be applied.  Refer to Item 404(b)(i) and (ii) of Regulation S-K.

U.S. Securities and Exchange Commission
October 15, 2007

              Response:

      The company will expand its future proxy statement discussions to clarify that the types of transactions covered and the standards to be applied are those specified by Item 404(a) of Regulation S-K and SFAS 57, as amended, and related guidance.

Outstanding Equity Awards at Fiscal Year-End, page 13

5.  The final paragraph on page 15 states that the company “typically” makes option grants to its officers upon appointment and in the form of annual merit grants.  These granting practices are not discussed in the Compensation Discussion and Analysis.  Please revise the Compensation Discussion and Analysis to discuss these, and any other, granting practices.

Response:

The Company will revise Compensation and Analysis disclosures in future filings to make its granting policies more clear.  The disclosure on page 15 was intended as an explanatory narrative to the Outstanding Equity Awards at Fiscal Year-end Table, which table evidences the company’s historical focus on equity compensation (as stated in the referenced paragraph, “[i]n an effort to bridge the perceived gap between the lower level of cash compensation for Company officers as compared to their peers and to provide a longterm incentive…the Company has historically relied on stock options”).  The company acknowledges that the word “receive” in the referenced sentence should have been “received,” which would be in conformity with the past tense context of the rest of the paragraph.

The Compensation Discussion and Analysis discusses the changes in the company’s option granting practices.  As noted on page 23, the company’s equity compensation practices necessarily required some changes during 2006, as the company’s management stock option plans expired.  Therefore, the company undertook (and continues to undertake) a review of its compensation practices for management in light of the unavailability (at the time of the proxy statement) of shares for future option grants to management, as well as the change in accounting for equity grants.  The company’s practices with respect to merit grants were intended to be covered by the following disclosure: “…grants have been based on levels of individual performance.  With respect to all options granted, the precise number of shares was determined on a subjective basis.”

Nonqualified Deferred Compensation in Last Fiscal Year, page 16

6.  Please include, pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, a footnote quantifying the extent to which amounts reported in “Aggregate Balance at December 31, 2006” previously were reported as compensation to the named executive officer in the registrant’s Summary Compensation Table for prior years.

U.S. Securities and Exchange Commission
October 15, 2007

                Response:

The company will provide this footnote in future filings.

Employment and Other Contracts; Potential Payments Upon Termination or Change-in-Control, page 17

7.  Please consider providing a table to show amounts payable upon termination or change of control.

Response:

The company will provide a table in future filings.

8.  In your Compensation Discussion and Analysis, please discuss the basis for structuring the change of control triggers differently under the employment contracts with Mr. Kelleher, Mr. Kelly and Ms. Barrett than under the Executive Service Recognition Plan and the Change of Control Severance Plan.  Specifically, we note that if Mr. Kelleher, Mr. Kelly or Ms. Barrett elects, in his or her discretion, to terminate employment within 60 days following a change of control, such executive will be entitled to a lump sum severance payment.  Conversely, under the Executive Service Recognition Plan and Change of Control Severance Plan, the company must terminate the employee (or the employee must resign for good reason) in order for lump sum payments to become payable.  Please discuss the rationale for this divergent treatment.  Refer to Item 402(b)(2)(xi) and (j)(3) of Regulation S-K.

Response:

In the future, the company will explain that the employment contract provisions follow contractual provisions which have been in place for the CEO for many years, and while they are different than the Executive Service Recognition Plan and Change of Control Severance Plan, they reflect the committee’s consideration that the differences are consistent with market conditions and the company’s overall compensation philosophy.

9.  In addition, please explain why the contracts were structured to provide that each executive receives an identical lump sum of $750,000 (in addition to unpaid base salary for the remaining term of the employment contract) despite earning different salaries.

Response:

The base salaries for each executive are not, in actuality, materially different (Kelleher - $450,000; Barrett - $362,487; and Kelly - $416,860 for 1006); and the sum in question reflects the company’s egalitarian approach to compensation and a practice that has been in place for over 20 years.  We will make this point in future filings.

Change of Control Severance Pay Plan, page 19

10.  Please consider revising your disclosure to clarify, if true, that Mr. Kelleher, Mr. Kelly and Ms. Barrett are not participants in the Severance Pay Plan because their respective employment agreements contain separate severance provisions.

Response:

The company will revise this disclosure in its future filings.  The Change of Control Severance Pay Plan does not apply to any of the named executive officers, as such officers are covered either by an employment agreement or by the Executive Service Recognition Plan.  The company voluntarily included disclosure regarding the Change of Control Severance Pay Plan to provide a more complete picture of its change in control arrangements, in particular the fact that they are offered to non-officer Employees as well as officers (consistent with the company’s overall compensation philosophies).

U.S. Securities and Exchange Commission
October 15, 2007

11.  Please consider disclosing in tabular format the amounts payable to each named executive officer upon the occurrence of each triggering event.

Response:

As noted in response to comment number 10, this plan does not include any named executive officers and appropriate clarifying disclosures will be made in future filings.

12.  Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.  Also please discuss in the compensation discussion and analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response:

With respect to the determination of appropriate payment and benefit levels, please see our response to comment number 8.  The company will request that the compensation committee provide further detail for the Compensation Discussion and Analysis with respect to how termination and severance packages fit within the committee’s overall compensation objectives and affect the committee’s decisions regarding other compensation elements and related rationales.

Directors’ Compensation, page 20

13.  We note the disclosure in the final sentence on page 21.  Please consider providing similar disclosure in footnote (3) to clarify, if true, that Mr. King and Ms. Morris, as directors who had each served 10 years, each received $75,000 upon retirement.

Response:

The $75,000 paid to Mr. King and Ms. Morris is reflected in the “All Other Compensation” column of the Directors’ Compensation Table.  To the extent the company has similar disclosures in future proxy statements, the company will more clearly identify in the related footnote that such payments have been made in connection with the retirement arrangement discussed in the narrative disclosure.

14.  Please disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:

The company will include such disclosure in future filings.

U.S. Securities and Exchange Commission
October 15, 2007

15.      For each director, please disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R.  See Instruction to Regulation S-K Item 401(k)(2)(iii) and (iv).

Response:

The company will include such disclosure in future filings.

Compensation Discussion and Analysis, page 22

16.      Please restructure the proxy statement so that this section precedes the Summary Compensation Table.

Response:

The company will restructure its disclosures in future proxy statements so that the Compensation Discussion and Analysis precedes the Summary Compensation Table.

17.      We note that the introductory paragraph to this section contains a general discussion of the objectives of the company’s compensation programs.  Please revise this paragraph to provide specific disclosure that will be more helpful to investors.  The revised disclosure should provide a more detailed summary of the objectives of your executive compensation program and what it seeks to reward.  Refer to Item 402(b)(1)(i) and (ii) of Regulation S-K.

Response:

                We will make revisions to the disclosure in the future to make the introductory paragraph more clear and provide a more detailed summary of the objectives of the compensation program and what it seeks to reward.  The introductory paragraph, which is a quote from the company’s Salary Administration Manual, applicable to all non-contract Employees, was intended to provide the context for the Company’s compensation philosophies for executives. The company considers that all of its public documentation includes its Employees as part of its target audience.  Employee Shareholders hold over 10% of the company’s common stock through their ProfitSharing Plan.    The introductory statement was included for the purpose of disclosing a general mission statement of the company, rather than as a response to a technical regulatory requirement.  Again, we will make revisions in the future to make this more clear.

18.       We note that your base salary, bonus compensation and total compensation are determined with reference to “comparably sized companies and other airlines.”  Please identify the benchmark companies and explain why they were selected.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  If you have benchmarked different elements of your compensation against different benchmarking groups, please specify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

U.S. Securities and Exchange Commission
October 15, 2007

                Response:

The company will include the requested disclosure of benchmark companies in future filings, and the company will take the staff’s comments into consideration for future disclosure should the compensation committee decide to more specifically target elements of executive compensation against peer companies in the future.

The company does not target any specific element of compensation against peer companies.  We will make this more clear in future filings.

19.       Please expand your analysis of the elements and levels of compensation paid to the named executive officers.  Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006.  For example, please disclose how your specific annual and long-term awards were determined.  In this regard, although your disclosure provides some general information relating to this form of compensation, please provide detailed analysis and insight into how the committee makes actual payout determinations.  Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive offer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.  Refer to Item 402(b)(2)(v) of Regulation S-K.

Response:

The company will be more detailed in future filings, with respect to detail which is available.  Salaries (i) fall below salaries for comparable positions, (ii) are impacted by pay rates for contract employees, and (iii) increase on a percentage basis consistent with non-executive employees, as described in the proxy statement.  In addition, as stated in the Compensation Discussion and Analysis, ultimate decisions with respect to bonuses and equity are subjective.

20.       Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance.  You should provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.  See Item 402(b)(2)(vii) of Regulation S-K.

U.S. Securities and Exchange Commission
October 15, 2007

        Response:

The company will take the staff’s interpretation of the disclosure into account when preparing future disclosures, and will provide additional disclosure to the extent the committee makes any such considerations.  Individual performance was included as one of many factors considered by the compensation committee.  As noted in the discussion of annual incentive bonus, “[n]o mathematical formulae were applied with respect to any factors” and no defined performance targets were used.  These disclosures were included in an attempt to specifically address the SEC’s disclosure requirements and to put into context how individual performance factors into the committee’s decisions.

Base Salary, page 22

21.       We note the first sentence of this section.   Please explain if, and why, the company might make exceptions to its general rule of paying its executives base salaries that are below market.

Response:

We will change the language in the future to address this concern.  For your information, the Committee has not considered any such exceptions, nor adopted any policy with respect thereto.

Annual Incentive Bonus, page 22

22.       According to your disclosure, the annual incentive bonus is largely contingent upon the Company’s annual profitability.  Please explain how profitability is measured for the purposes of annual incentive bonus eligibility.  For instance, please discuss whether you measure earnings with reference to EBITDA or some other adjusted earning criteria.

Response:

We will clarify this in future filings.  For your information, profitability was based on GAAP net income, excluding the impact of certain unrealized items that were recorded as a result of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities," as amended.  The unrealized items consisted of gains or losses for derivative instruments that would settle in future accounting periods or gains or losses that had been recognized in prior period results, but which settled during 2006.  The company believes in certain cases, the company's GAAP results are not indicative of the company's operating performance for the applicable period, nor should they be considered in developing trend analysis for future periods, and accordingly the “economic” number described above is used for purposes of determining annual incentive bonus eligibility.  The company has consistently used this “economic” number for communicating results to Employees and the investment community, consistent with the requirements of Regulation G.

Longterm Incentives, page 23

23.       Although the company’s current stock option plans appear to have expired, if an equity plan is expected to be in place at the time of next year’s annual meeting, please disclose in next year’s proxy statement the company’s policy with respect to the selection of grant date and the granting of equity when the board or committee is in possession of material non-public information.  Refer to Section II.A of Commission Release 33-8732A.

U.S. Securities and Exchange Commission
October 15, 2007

                Response:

The company will include such disclosure in future filings.

****

In connection with our above responses to the staff’s comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-4665.

Sincerely,

/s/ Deborah Ackerman
Deborah Ackerman
Vice President – General Counsel

Copy to:                David W. Biegler (Chair of the Compensation Committee)
Gary C. Kelly
Laura Wright
Tammy Romo